Via Facsimile and U.S. Mail
Mail Stop 6010

October 17, 2007

Herm Rosenman
Vice President – Finance and Chief Financial Officer
Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, CA 92121-4362

Re: Gen-Probe Incorporated
         Form 10-K for Fiscal Year Ended December 31, 2005
         File No. 001-31279

Dear Mr. Rosenman:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief